CONFIDENTIAL TREATMENT REQUEST

BY INTELSAT, LTD.

PURSUANT TO 17 C.F.R. §200.83

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005

(212) 530-5000

July 17, 2009

Mr. Michael Henderson

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Intelsat, Ltd.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 19, 2009

Form 10-Q for the quarterly period ended March 31, 2009
Filed May 13, 2009
File No. 000-50262

Dear Mr. Henderson:

You have requested that Intelsat, Ltd. (the “Company”) supplement its response to the Staff’s comment #7 in the Staff’s letter dated May 26, 2009 by providing the Staff with the information provided to the Company’s chief operating decision maker (“CODM”). In response to this request, we are supplementally providing, on behalf of the Company, a hard copy of the Company’s Monthly Business Report for the month of May, 2009 (the “Report”). The Company confirms that this type of monthly report contains the only financial information received by David McGlade, the Company’s CODM, to assess the performance of the Intelsat business. The Company is requesting confidential treatment of the Report pursuant to 17 C.F.R. §200.83, and therefore asks that the Report be withheld from release as containing sensitive, proprietary business information about the Company. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

CONFIDENTIAL TREATMENT REQUEST

BY INTELSAT, LTD.

PURSUANT TO 17 C.F.R. §200.83

* * *

Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 530-5476 or Sajid Ajmeri, Assistant General Counsel at the Company, at (202) 944-7601.

Very truly yours,

/s/ Steven Sandretto

Steven Sandretto

cc:	Larry Spirgel, Assistant Director
Michael McDonnell
Phillip Spector
Anita Beier
Sajid Ajmeri
Arnold B. Peinado, III